

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 19, 2017

James G. Kelly
Chief Executive Officer
EVO Payments, Inc.
Ten Glenlake Parkway, South Tower, Suite 950
Atlanta, Georgia 30328

> **Re:** **EVO Payments, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 28, 2017**
> **CIK No. 0001704596**

Dear Mr. Kelly:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Organizational structure

Structure prior to the reorganization transactions, page 55

1. You state under this heading that you are presenting the beneficial ownership of EVO LLC immediately prior to the commencement of the Reorganization Transactions. Please tell us why the percentage of economic interest in EVO LLC set forth under this heading is based on the liquidation value of EVO LLC assuming it is liquidated at the time of this offering. In doing so, tell us why the percentage of economic interest is not the same as the percentage of ownership interest that you provided to us in your response to comment 9 in our letter dated June 9, 2017. We may have further comments after reviewing your response.

Unaudited pro forma consolidated balance sheet as of December 31, 2017

Notes to unaudited pro forma consolidated balance sheet

Footnote (3), page 71

2. We note from disclosures throughout your filing that following this offering, Blueapple will have voting rights in you that are fixed at 15.9%. We have the following comments:

- Please confirm our assumption, if true, that you will be appointed as the sole managing member of EVO LLC, and therefore receive 100% of the voting power over EVO LLC, prior to the consummation of this offering.

- Please confirm our assumption, if true, that all of the currently outstanding limited liability interests in EVO LLC will be reclassified into non-voting LLC interests prior to the consummation of this offering.

- Please confirm our assumption, if true, that you will issue various classes of your voting common stock to the Continuing LLC Owners or the Continuing LLC Owners otherwise will have the voting rights associated with such stock prior to the consummation of this offering.

- Please tell us in detail whether you have any written or verbal agreements addressing voting rights, control of the board of directors, or any other indicators of the relative control held by each equity owner in EVO Payments, Inc. for the time period after the above three events but prior to consummation of this offering. If no such agreements exist, in the hypothetical event that the offering does not close, please tell us in detail how you would determine the relative control held by each equity owner in EVO Payments, Inc. and whether any single equity owner would have majority control.

- Please tell us in detail how Blueapple's fixed percentage of voting rights following the offering was determined. Separately explain to us whether there would be any legal basis to revise Blueapple's fixed percentage of voting rights if this offering is not consummated.

3. Your response to comment 2 indicates that Blueapple will receive no consideration from the other Continuing LLC Owners in exchange for giving up its control over EVO LLC prior to the offering. Your response appears to indicate that Blueapple was willing to surrender its control over EVO LLC due to the TRA. Specifically, you state that the structure implemented through the Reorganization Transactions will be adopted, among other reasons, in order to optimize payments to Blueapple under the TRA entered into in connection with the Reorganization Transactions. Please tell us how payments to Blueapple under the TRA will be optimized from the structure implemented through the Reorganization Transactions and why that would induce Blueapple to give up control of

EVO LLC prior to the offering. In this regard, we note that the TRA applies to all Continuing LLC Owners including Blueapple, and based on your description of this agreement it does not appear to provide any unique or disproportionate benefits to Blueapple. To assist us in understanding your response, tell us how Blueapple receiving a majority voting right in EVO Payments, Inc. would change the TRA and why such change would negatively impact the payments to Blueapple under the TRA as compared to a 15.9% voting right. Please also explain in reasonable detail any business or other reasons for the structure implemented through the Reorganization Transactions.

4. Your response to comment 2 indicates that the Reorganization Transactions should be recognized at historical cost, consistent with the accounting for a common control transaction. To assist us in understanding why you believe the reorganization transactions between EVO LLC and EVO Payments, Inc. should be accounted for similar to a common control transaction, please respond to the following:

- Please provide us with your detailed analysis under ASC 810 of whether EVO LLC will be a variable interest entity following the reorganization transactions with EVO Payments, Inc. but excluding the public offering. Your response should include your detailed consideration of ASC 810-10-15-17(d), ASC 810-10-55-16 through 55-41, and ASC 810-10-15-14.

- Your response indicates that common control accounting is appropriate because the Continuing LLC Owners, as a group, will continue to hold a majority of the voting power for EVO Payments, Inc. Please tell us in detail how you considered that the Continuing LLC Owners appear to be separate parties when concluding it is appropriate to assess common control for the group. Also tell us whether there is contemporaneous written evidence of an agreement among the Continuing LLC Owners to vote their shares in EVO Payments, Inc. in concert.

- Given that the voting rights of the individual Continuing LLC Owners will differ before and after the reorganization transactions between EVO LLC and EVO Payments, Inc. but prior to the public offering and that no single entity appears to have a controlling financial interest both before and after the reorganization transactions but prior to the public offering, please tell us in more detail how you considered other models of accounting for the reorganization transactions such as a transaction between entities with common ownership, a legal reorganization accounted for as a recapitalization, or a business combination.

5. We note from your response to comment 3 that upon further analysis you have concluded that the LLC Interests held by the Continuing LLC Owners (other than Blueapple) should be classified as permanent equity and that you have revised your disclosure throughout the revised draft registration statement to clarify the redemption provisions. However, we note that you have eliminated the portions of the adjustments in footnotes (3) and (8) in your pro forma balance sheet that adjusted the Redeemable Non-Controlling Interests. We also note that footnote (3) continues to state that it represents an adjustment equal to

the total economic value of the LLC Interests owned by the Continuing LLC Owners immediately following the offering based on an assumed initial public offering price. In your response to comment 9 in your response letter dated August 1, 2017 you stated that your basis for revaluing the Continuing LLC Interests was based on the guidance in SAB Topic 3C. and ASR 268. Thus it is unclear to us why the Continuing LLC Interests (other than Blueapple) which continue to be classified within permanent equity would be adjusted to fair value. It is also unclear to us why there is no adjustment to reflect the reclassification of the Continuing LLC Interests held by Blueapple to Redeemable Non-Controlling Interests at fair value. Please revise or explain to us why you believe no revision is necessary.

Management's discussion and analysis of financial condition and results of operations

Our segments, page 85

6. We note your description at the bottom of page 85 regarding your calculation of segment profit. Please revise this disclosure to clearly indicate that depreciation and amortization expense is not allocated to your segments, as this is unclear from your current disclosure. Please make similar revisions to the description of your calculation of segment profit within the footnotes to your financial statements. We believe it is helpful to investors to clarify that this material operating expense is not viewed by management as part of segment expenses.

Comparison of results for the six months ended June 30, 2017 and 2016

Other income (expense), net, page 89

7. You state that other expense, net was $71.3 million for the six months ended June 30, 2016. Please revise this disclosure to more clearly indicate that the net amount incurred in 2016 was income of $71.3 million rather than an expense of $71.3 million.

Segment performance, page 90

8. Please refer to your analysis of segment performance. Please provide further analysis of each segment's performance by providing greater detail of the drivers or factors impacting each segment's performance. For example, you indicate that the decline in Europe segment profit margin is due to the impact of the gain on sale of your Visa Europe interest in the prior period. However, it appears that absent the gain on sale of your Visa Europe interest in the prior period, the Europe segment profit margin still declined from approximately 31% for the six months ended June 30, 2016 to approximately 28% for the six months ended June 30, 2017. Please revise your analysis of your Europe segment profit to clarify that the gain on sale of your Visa Europe interest in the prior period does not fully account for the decline in segment profitability. As another example, you state that your North American segment grew "by the contribution of the Sterling business purchased on January 4, 2017 and organic growth in the Mexico

business" but you do not quantify the growth that is attributable to these factors. Please revise your disclosure to quantify each factor to the greatest extent practicable.

Financial Statements

Financial Statements of EVO Investco, LLC for the Fiscal Year Ended December 31, 2016

Notes to Financial Statements

Note (8) Long-term debt and credit facilities, page F-37

9. We note your response to comment 8. We continue to believe the amount of restricted net assets should be disclosed as per the guidance in Rule 4-08(e)(3) of Regulation S-X. Such disclosure should be accompanied by any cautionary disclosures regarding your intent and ability to pay dividends as you consider necessary to make such disclosure not misleading. In addition, we note from your response that you believe the financial information included in the filing for EVO Payments, Inc. satisfies the substance of the requirements to provide Schedule I in Rule 5-04. However, since the financial statements included in the registration statement for EVO Payments do not yet include the assets and operations of EVO LLC, we believe the information required by Schedule I should be provided by the registrant's predecessor, EVO LLC. Please revise your registration statement to provide this information or tell us why you believe no revision is necessary.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products